SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-7614	ELEWANDOWSKI@STBLAW.COM

January 9, 2015

VIA COURIER AND EDGAR

Re:	Summit Materials, Inc.
Registration Statement on Form S-1
Filed December 18, 2014
CIK No. 0001621563

Kamyar Daneshvar, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Daneshvar:

On behalf of Summit Materials, Inc. (“Summit”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of Summit’s Class A common stock, marked to show changes from the Registration Statement filed on December 18, 2014. Amendment No. 1 has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated December 29, 2014, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by Summit.

Securities and Exchange Commission	2	January 9, 2015

To facilitate the Staff’s review, we have attached as Annex A to this letter versions of the “Capitalization,” “Dilution” and “Unaudited Pro Forma Financial Information” sections of the Registration Statement that have been completed using certain assumptions relating to offering size and price and to reflect the reclassification of the limited partnership interests in Summit Materials Holdings L.P. (“Summit Holdings”) as described the Registration Statement. Summit notes that the information in Annex A reflects a preliminary price range of between $16.00 and $21.00 per share and the actual price range to be included in an amendment to the Registration Statement is expected to fall within the preliminary price range. Summit confirms that the actual price range will be narrowed to comply with the Staff’s interpretation regarding the parameters of a bona fide price range. The information in Annex A is based on an assumed $18.50 per share midpoint based on the preliminary price range specified above, an offering size of 21,621,622 shares of Class A common stock and a number of units of Summit Holdings to be outstanding after the reclassification that is based in part on the foregoing assumptions and accordingly may require update if such assumptions change.

Our Structure, page 9

Organizational Structure, page 41

1.	Where you discuss the voting rights that the Class B common stock will entitle its holders to, we note that you distinguish Summit Owner Holdco from “each other holder” of Class B common stock; however, you also state that Summit Owner Holdco will initially hold all of your shares of Class B common stock. Please clarify who the “other holders” of Class B common stock are and how they would come to also own the LP Units that would give rise to their voting rights with respect to the Class B common stock. For example, would these other holders be additional limited partners that might be admitted into Summit Holdings in the future? Would admission to the Summit Holdings partnership also entitle new limited partners to shares of your Class B common stock? If so, please clarify these details, and also include a footnote to your diagram on pages 10 and 44 explaining the relationship of the “other holders” to the company and Summit Holdings.

Summit respectfully confirms that only Summit Owner Holdco LLC (“Summit Owner Holdco”) will hold shares of Summit’s Class B common stock upon consummation of the offering. Accordingly, references to “other holders” are to future holders of Class B common stock (if any) other than Summit Owner Holdco. Summit has revised the disclosure that appears on pages 9 and 11 and pages 44 and 46 to clarify that potential future holders of Class B common stock would likely consist of (x) holders of existing LP Units to whom Summit Owner Holdco could transfer shares of Class B common stock (resulting in such other holder receiving the right to the number of votes equal to the number of LP Units held by it and commensurately decreasing the number of votes available to Summit Owner Holdco) and/or (y) holders of newly-issued LP Units, for example in an acquisition transaction, to whom Summit could in its sole discretion issue shares of Class B common stock (resulting in such other holder having the right to vote equal to the number of LP Units issued).

Securities and Exchange Commission	3	January 9, 2015

2.	In footnote (2) to the diagram that appears on pages 10 and 44, you state that Continental Cement will become a wholly-owned subsidiary of Summit Holdings; however, you also state that Materials will acquire approximately 28.6 million Class B Units of Continental Cement in exchange for shares of Class A common stock (representing pro forma ownership of 1.469496% of the outstanding LP Units of Summit Holdings) it issues to Summit Owner Holdco. Please reconcile.

Summit respectfully confirms that, as a result of the transactions described in the Registration Statement, Continental Cement Company, L.L.C. (“Continental Cement”) will become a wholly-owned subsidiary of Summit Holdings. Summit has revised footnote (2) to the diagram that appears on pages 10 and 45 to clarify that the Class B Units of Continental Cement that Summit receives will in turn be contributed by Summit to Summit Materials Holdings L.P. (“Summit Holdings”) in exchange for a number of LP Units in Summit Holdings that is equal to 1.469496% of the total number of LP Units outstanding (after giving effect to the issuance of LP Units in connection with the Continental Cement transaction but before the issuance of LP Units in connection with the offering).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

Results of Operations, page 71

3.	As previously requested in comment 2 in our letter dated December 3, 2014, please quantify the impact changes in volume and pricing had on the changes in revenue for each period presented at the consolidated level and the segment level. Specifically, please disclose the amount of the $63.5 million organic growth in interim period revenue that relates to changes in volume versus the changes in pricing. While we note that you provide a table that demonstrates the percentages by which volumes changed and pricing changes, it does not disclose the impact of those changes to your revenues, as required by Item 303(a)(3(iii) of Regulation S-K.

Summit has expanded the disclosure on pages 74, 76, 78 through 81, 83 through 88 and 90 through 93 in order to quantify the impact of pricing and volume changes on gross revenue (prior to intercompany eliminations such as those discussed below) by segment and for each period compared in the results of operations. As a vertically integrated business, a significant portion of Summit’s product sales are internal, as a result of which the net impact of pricing and volume changes on product revenue does not equal the net change in product revenue as reported for U.S. GAAP. Summit respectfully submits that not only is disaggregating the impact of pricing and volume challenging, but doing so would be inconsistent with the manner in which management views the business and it could result in information that is inaccurate or misleading.

Securities and Exchange Commission	4	January 9, 2015

By way of illustration, in addition to selling aggregates directly to external consumers, Summit also sells aggregates internally to its asphalt line of business and then resells the combined aggregates and asphalt mix to its paving and services line of business for delivery to the ultimate consumer. As a result, for purposes of managing the business, Summit tracks volume and pricing changes in the aggregate and eliminates the revenue from internal sales. This is accomplished by retaining the revenue at the source. For example, gross asphalt revenue and cost of sales are reduced by the amount of aggregates purchased. As a result, the net asphalt revenue included in Summit’s product sales for U.S. GAAP reporting do not reflect asphalt volumes multiplied by average prices, but instead are reduced by the asphalt cost of aggregates. There are similar impacts as products are sold to the services lines of Summit’s business.

Index to Financial Statements, page F-1

Audited Consolidated Financial Statements of Summit Materials Holdings L.P.

(19) Employee Long Term Incentive Plan, page F-32

4.	We note your response to comment 4 in our letter dated December 3, 2014. Please tell us the fair value of total equity used in the Monte Carlo simulation at each grant date. Please also tell us the total number of equity instruments outstanding, including unvested interests, by type at each grant date. Please ensure your response helps us understand the allocation of the fair value of total equity to each outstanding equity interest at each grant date.

Summit has provided the information requested in the Staff’s comment in the table below and respectfully notes that due to the immateriality of the September 2014 grant, a separate valuation was not performed, and accordingly the April 2014 valuation was used to determine the expense of the Class D units granted in September 2014.

		Number of Interests Outstanding
Grant Date	Total Equity(1)	Class A	Class B	Class C	D-1 Time Vesting	D-1 Perf. Vesting	D-2 Perf. Vesting
March 2013(1)	585,000,000	31,261	1,220	363	3,942	3,942	1,180
August 2013(1)	585,000,000	31,261	1,220	363	4,300	4,300	1,298
April 2014(2)	585,000,000	31,502	2,607	381	3,938	3,938	1,180
April 2014(2)	585,000,000	31,502	2,607	381	3,938	3,938	1,181
September 2014(2)	585,000,000	31,502	2,607	381	4,121	4,121	1,236

(1)	The 2013 equity value was determined using a discounted cash flow model.
(2)	The 2014 equity value was derived using the purchase price of the Class A and Class B interests sold in 2014.

Securities and Exchange Commission	5	January 9, 2015

Exhibit 23.3

5.	Please request Deloitte & Touche LLP to include the city and state on the consent.

Summit respectfully notes that, as requested by the Staff, the consent delivered by Deloitte & Touche LLP (filed as Exhibit 23.3 to Amendment No. 1) includes the city and state.

*        *        *         *        *

Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Pamela Long

Tracey Houser

Al Pavot

Summit Materials, Inc.

Thomas W. Hill

Brian J. Harris

Anne Lee Benedict

Simpson Thacher & Bartlett LLP

Edward P. Tolley III

Davis Polk & Wardwell LLP

Michael P. Kaplan

Sophia Hudson

Annex A

CAPITALIZATION

The following table sets forth our consolidated cash and capitalization as of September 27, 2014 for:

•	Summit Materials Holdings L.P., on an unaudited historical basis; and

•	Summit Materials, Inc., on a pro forma basis to give effect to:

•	the sale by us of 21,621,622 shares of Class A common stock in this offering, at an assumed initial public offering price of $18.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	the application of net proceeds from this offering as described under “Use of Proceeds,” as if this offering and the application of the net proceeds of this offering had occurred on September 27, 2014; and

•	the other transactions described under “Unaudited Pro Forma Condensed Consolidated Financial Information.”

The information below is illustrative only and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Cash is not a component of our total capitalization. You should read this table together with the information contained in this prospectus, including “Organizational Structure,” “Use of Proceeds,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes thereto included elsewhere in this prospectus.

	September 27, 2014
(in thousands, except shares and per share data)	Historical Summit Holdings	Pro Forma Summit Materials, Inc.
Cash	$9,995	$9,995

Debt:
Senior secured credit facilities(1)	$440,692	$440,692
Capital leases and other	28,395	28,395
10 1⁄2% senior notes due 2020(2)	625,000	334,300

Total debt	$1,094,087	$803,387

Equity:
Partners’ interest	288,232	—
Class A common stock, par value $0.01 per share; 1,000,000,000 shares authorized, 22,378,261 shares issued and outstanding, as adjusted	—	224
Class B common stock, par value $0.01 per share; 250,000,000 shares authorized, 50,733,049 shares issued and outstanding, as adjusted	—	507
Preferred stock, par value $0.01 per share; 250,000,000 shares authorized, zero shares issued and outstanding, as adjusted	—	—
Additional paid-in capital	11,796	11,796
Accumulated other comprehensive loss	(7,236)	(7,236)
Accumulated deficit	(218,128)	(285,841)

Total stockholders’ equity(3)	292,792	92,867
Non controlling interests	1,288	519,444

Total equity	294,080	612,311

Total capitalization(3)	$1,388,167	$1,415,698

(1)

The senior secured credit facilities provide senior secured financing in an amount of $572.0 million, consisting of a $150.0 million five-year revolving credit facility and a $422.0 million seven-year term loan facility. In connection with this offering we anticipate entering into an amendment that will, among other things, increase the revolving credit commitments from $150.0 million to $235.0 million. See “Description of Certain Indebtedness—Senior Secured Credit Facilities.” Amount shown represents the principal amount of loans without giving effect to original issue discount.
(2)	Represents the aggregate principal amount of senior notes, without giving effect to original issuance discounts or premium to par or commissions to the initial purchasers.
(3)	To the extent we change the number of shares of Class A common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the $18.50 per share assumed initial public offering price, representing the midpoint of the price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of total stockholders’ equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price per share, assuming no change in the number of shares to be sold, would increase (decrease) the net proceeds that we receive in this offering and each of total stockholders’ equity and total capitalization by approximately $20.4 million. An increase (decrease) of 1,000,000 shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial offering price per share, would increase (decrease) our net proceeds from this offering and our total stockholders’ equity and total capitalization by approximately $17.5 million. If the underwriters’ option to purchase additional shares is exercised in full, the pro forma amount of each of cash, total cash, additional paid-in capital, total stockholders’ equity, total equity and total capitalization would increase by approximately $56.7 million, after deducting underwriting discounts, and we would have 25,621,504 shares of our Class A common stock issued and outstanding, as adjusted.

DILUTION

If you invest in shares of our Class A common stock, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma net tangible book value per share of Class A common stock after this offering. Dilution results from the fact that the per share offering price of the shares of Class A common stock is substantially in excess of the pro forma net tangible book value per share attributable to our pre-IPO owners.

Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share of Class A common stock represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, after giving effect to the Offering Transactions and assuming that all of the holders of LP Units in Summit Holdings (other than Summit Materials, Inc.) exchanged their LP Units for newly-issued shares of Class A common stock on a one-for-one basis. Our pro forma net tangible book value as of September 27, 2014, was approximately $(82.5) million, or $(1.63) per share of Class A common stock.

After giving effect to the sale of 21,621,622 shares of Class A common stock in this offering at the initial public offering price per share of $18.50 and the other transactions described under “Organizational Structure” and “Unaudited Pro Forma Condensed Consolidated Financial Information” and assuming that all of the pre-IPO owners exchanged their LP Units for newly-issued shares of Class A common stock on a one-for-one basis, our pro forma as adjusted net tangible book value as of September 27, 2014, would have been $203.9 million, or $2.79 per share of Class A common stock. This represents an immediate increase in net tangible book value of $4.41 per share of Class A common stock to our pre-IPO owners and an immediate dilution in net tangible book value of $15.71 per share of Class A common stock to investors in this offering.

The following table illustrates this dilution on a per share of Class A common stock basis assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock:

Assumed initial public offering price per share of Class A common stock		$18.50
Pro forma net tangible book value per share of Class A common stock as of September 27, 2014	$(1.63)
Increase in pro forma net tangible book value per share of Class A common stock attributable to the Offering Transactions	$4.41

Pro forma net tangible book value per share of Class A common stock as of September 27, 2014 after giving effect to this offering and the application of the net proceeds		$2.79

Dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering		$15.71

The pro forma information discussed above is for illustrative purposes only. Our net tangible book value following the completion of the offering is subject to adjustment based on the actual offering price of our Class A common stock and other terms of this offering determined at pricing.

The following table summarizes, on the same pro forma basis as of September 27, 2014, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us and the average price per share of Class A common stock paid by our pre-IPO owners, the Class B Unitholders and by new investors purchasing shares of Class A common stock in this offering, assuming that all of the pre-IPO owners exchanged their LP Units for newly-issued shares of Class A common stock on a one-for-one basis.

	Shares of Class A Common Stock Purchased		Total Consideration		Average Price per Share of Class A Common Stock
(amounts in thousands, except per share amounts)	Number	Percent	Amount	Percent
Pre-IPO owners	50,733	69.4%	$506,361	55.9%	$9.98
Class B Unitholders(1)	757	1.0%	$—	—%	$—
Investors in this offering	21,622	29.6%	$400,000	44.1%	$18.50

Total	73,111	100.0%	$906,361	100.0%	$12.72

(1)	Represents a number of shares of Class A common stock that is equal to 1.469496% of the number of outstanding LP Units of Summit Holdings immediately prior to giving effect to the LP units issued to Summit Materials, Inc. in connection with this offering. See “Organizational Structure—Organizational Structure Following this Offering.”

If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of Class A common stock held by pre-IPO owners would be 50,733,049, or 66.4%, and the number of shares of Class A common stock held by new investors would increase to 24,864,865, or 32.6%, of the total number of shares of our Class A common stock outstanding after this offering, respectively.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information has been derived by applying pro forma adjustments to our historical financial statements included elsewhere in this prospectus.

The pro forma adjustments are based on currently available information, accounting judgments and assumptions that we believe are reasonable. The unaudited pro forma condensed consolidated statements of operations and balance sheet are presented for illustrative purposes only and do not purport to represent our results of operations or balance sheet that would actually have occurred had the transactions referred to below been consummated on December 30, 2012 for the unaudited pro forma condensed consolidated statement of operations, as applicable, and on September 27, 2014 for the unaudited pro forma condensed consolidated balance sheet, or to project our results of operations or financial position for any future date or period. The adjustments are described in the notes to the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated balance sheet as of September 27, 2014 and the unaudited pro forma condensed consolidated statements of operations for the year ended December 28, 2013 and for the nine months ended September 27, 2014 are presented on a pro forma adjusted basis to give effect to the following items:

•	the sale of 21,621,622 shares of our Class A common stock by us in this offering at the initial public offering price of $18.50 per share (the midpoint of the price range set forth on the cover of this prospectus), and the application of $290.7 million of the net proceeds to redeem a portion of the outstanding senior notes;

•	the consummation of the transactions involving Continental Cement described in “Organizational Structure—Organizational Structure Following this Offering”; and

•	the consummation of the Offering Transactions described in “Organizational Structure—Offering Transactions”.

Following the Offering Transactions described in “Organizational Structure—Offering Transactions,” Summit Materials, Inc. will be subject to U.S. federal income taxes, in addition to state and local taxes with respect to its allocable share of any taxable income of Summit Holdings. However, given cumulative losses in recent years, we expect to record a valuation allowance on net deferred tax assets. Accordingly, we have not recorded any tax impact in the pro forma statement of operations upon becoming subject to income taxes, and we have not recorded any incremental tax impacts related to the tax impact of other pro forma adjustments.

The unaudited pro forma condensed consolidated financial information presented assumes no exercise by the underwriters of the option to purchase up to an additional 3,243,243 shares of Class A common stock from us.

As described in greater detail under “Certain Relationships and Related Person Transactions—Tax Receivable Agreement,” prior to the completion of this offering, we will enter into a tax receivable agreement with the holders of LP Units and certain other indirect pre-IPO owners that provides for the payment by Summit Materials, Inc. to exchanging holders of LP Units of 85% of the cash savings in income tax, if any, that Summit Materials, Inc. realizes as a result of (i) increases in tax basis described in “Certain Relationships and Related Person Transactions—Tax Receivable Agreement” and (ii) our utilization of certain net operating losses of the Investor Entities and certain other benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. No such exchanges or other tax benefits have been assumed in the unaudited pro forma financial information and therefore no pro forma adjustment is necessary.

Following the offering, we will incur costs associated with being a U.S. publicly traded company. Such costs will include new or increased expenses for such items as insurance, directors’ fees, accounting work, legal advice and compliance with applicable U.S. regulatory and stock exchange requirements, including costs associated with compliance with the Sarbanes-Oxley Act and periodic or current reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). No pro forma adjustments have been made to reflect such costs due to the fact that they currently are not objectively determinable.

The unaudited pro forma condensed consolidated financial information is included for informational purposes only and does not purport to reflect our results of operations or financial condition that would have occurred had we operated as a public company during the periods presented. You should read this unaudited pro forma condensed consolidated financial information together with the other information contained in this prospectus, including “Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto.

Summit Materials, Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of September 27, 2014

(in thousands, except per share data)

	Summit Holdings Historical	Pro Forma Adjustments		Summit Materials, Inc. Pro Forma
Assets
Current assets:
Cash	$9,995	$—		$9,995
Accounts receivable, net	179,328	—		179,328
Costs and estimated earnings in excess of billings	26,542	—		26,542
Inventories	111,137	—		111,137
Other current assets	16,157	—		16,157

Total current assets	343,159	—		343,159
Property, plant and equipment, less accumulated depreciation, depletion and amortization	946,980	—		946,980
Goodwill	390,338	—		390,338
Intangible assets, less accumulated amortization	18,026	—		18,026
Other assets	51,255	(6,846	)(b)(c)	44,409

Total assets	$1,749,758	$(6,846)		$1,742,912

Liabilities, Redeemable Noncontrolling Interest and Partners’ Interest
Current liabilities:
Current portion of debt	$28,187	$—		$28,187
Current portion of acquisition-related liabilities	20,571	2,500	(d)	23,071
Accounts payable	87,604	—		87,604
Accrued expenses	87,513	—		87,513
Billings in excess of costs and estimated earnings	9,533	—		9,533

Total current liabilities	233,408	2,500		235,908
Long-term debt	1,062,921	(303,700	)(a)	759,221
Acquisition-related liabilities	41,287	7,943	(d)	49,230
Other noncurrent liabilities	86,242	—		86,242

Total liabilities	1,423,858	(293,257)		1,130,601

Redeemable noncontrolling interest	31,820	(31,820	)(d)	—
Partners’ interests/stockholders’ equity:
Partners’ interests	518,156	518,156	(b)	—
Accumulated deficit	(218,128)	(67,713	)(a)(c)(d)	(285,841)
Accumulated other comprehensive loss	(7,236)	—		(7,236)

Partners’ interests	292,792	(585,869)		(293,077)
Noncontrolling interest	1,288	518,156	(b)	519,444
Class A common stock, par value $0.01 per share	—	224	(b)	224
Class B common stock, par value $0.01 per share	—	507	(b)	507
Additional paid-in capital	—	385,213	(b)(d)	385,213

Total equity	294,080	318,231		612,311

Total liabilities, redeemable noncontrolling interest and partners’ interests/stockholders’ equity	$1,749,758	$(6,846)		$1,742,912

(a)	Reflects the net effect of the application of $290.7 million of the net offering proceeds to redeem a portion of the outstanding senior notes recorded as long-term debt and a $13.0 million reduction in the premium on debt. The premium reduction is also reflected in accumulated deficit.

(b)	Represents an adjustment to stockholders’ equity reflecting (i) par value for Class A and Class B common stock to be outstanding following this offering, (ii) an increase of $371.5 million of additional paid-in capital as a result of net proceeds from this offering, (iii) the elimination of partners’ capital of $518.2 million upon consolidation and (iv) transaction costs incurred through September 27, 2014 of $1.8 million.
(c)	Represents adjustments to the accumulated deficit of $33.7 million and $5.0 million for the redemption fees and the write off of deferred financing fees, respectively, as a result of the $290.7 million redemption of the outstanding senior notes. This also reflects the termination charge of approximately $13.7 million relating to the termination of our transaction and management fee agreement with Blackstone Management Partners L.L.C. to provide monitoring, advisory and consulting services.
(d)	Represents the purchase of the outstanding redeemable noncontrolling interest of Continental Cement that reduces redeemable noncontrolling interest balance by $31.8 million. See “Organizational Structure—Organizational Structure Following this Offering.” Other accounts impacted by such transaction include current portion of acquisition-related liabilities and acquisition-related liabilities for $2.5 million and $7.9 million, respectively, for the deferred payments, accumulated deficit of $28.3 million for the net increase to the fair value of the redeemable noncontrolling interest, and additional paid-in capital of $14.7 million for consideration in the purchase of the outstanding redeemable noncontrolling interest of Continental Cement.

Summit Materials, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Nine Months Ended September 27, 2014

(in thousands, except per share data)

	Summit Holdings Historical	Pro Forma Adjustments		Summit Materials, Inc. Pro Forma
Revenue	$870,145	$—		$870,145
Cost of revenue	645,934	—		654,934
General and administrative expenses	105,872	—		105,872
Depreciation, depletion, amortization and accretion	63,950	—		63,950
Transaction costs	7,737	—		7,737

Operating income	46,652	—		46,652
Other income, net	(2,299)	—		(2,299)
Interest expense	62,555	(22,191	)(a)	40,364

(Loss) income from continuing operations before taxes	(13,604)	22,191		8,587
Income tax benefit	(2,498)	—	(d)	(2,498)

Net (loss) income	(11,106)	22,191		11,085
Net income attributable to noncontrolling interests	—	(7,692	)(b)	(7,692)

Net (loss) income attributable to Summit Materials, Inc.	$(11,106)	$14,499		$3,393

Weighted average shares of Class A common stock outstanding	—	22,378		22,378
Basic and diluted net income per share of Class A common stock outstanding	—	—		0.15 (c)

(a)	Reflects reduction in interest expense and related amortization of deferred financing fees and net original issuance premium of $22.2 million as a result of the $290.7 million redemption of the outstanding senior notes.
(b)	Reflects an adjustment to record the 69.4% noncontrolling interests that partners of Summit Holdings (other than Summit Materials, Inc.) own in Summit Holdings relating to their 50,733,049 LP Units. After this offering, 22,378,261 shares of Class A common stock will be outstanding and 50,733,049 LP Units will be held by limited partners of Summit Holdings (excluding Summit Materials, Inc.).
(c)	Reflects net income attributable to Class A common stockholders divided by weighted average Class A common stock outstanding. The stock options we expect to grant at the time of this offering and unvested LP Units would have an antidilutive effect on net income attributable to Class A common stock and therefore basic and diluted net income per share attributable to Class A common stock are the same.

(d)	Following the Offering Transactions described in “Organizational Structure—Offering Transactions,” Summit Materials, Inc. will be subject to U.S. federal income taxes, in addition to state and local taxes with respect to its allocable share of any taxable income of Summit Holdings. However, given cumulative losses in recent years, we expect to record a valuation allowance on net deferred tax assets. Accordingly, we have not recorded any tax impact in the pro forma statement of operations upon becoming subject to income taxes, and we have not recorded any incremental tax impacts related to the tax impact of other pro forma adjustments.

Summit Materials, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Year Ended December 28, 2013

(in thousands, except per share data)

	Summit Holdings Historical	Pro Forma Adjustments		Summit Materials, Inc. Pro Forma
Revenue	$916,201	$—		$916,201
Cost of revenue	677,052	—		677,052
General and administrative expenses	142,000	—	(e)	142,000
Goodwill impairment	68,202	—		68,202
Depreciation, depletion, amortization and accretion	72,934	—		72,934
Transaction costs	3,990	—		3,990

Operating loss	(47,977)	—		(47,977)
Other income, net	(1,737)	—		(1,737)
Loss on debt financings	3,115	—		3,115
Interest expense	56,443	(27,614	)(a)	28,829

(Loss) income from continuing operations before taxes	(105,798)	27,614		(78,184)
Income tax benefit	(2,647)	—	(d)	(2,647)

Net (loss) income	(103,151)	27,614		(75,537)
Loss attributable to noncontrolling interests	—	(52,416	)(b)	(52,416)

Net (loss) income attributable to Summit Materials	$(103,151)	$80,030		$(23,121)

Weighted average shares of Class A common stock outstanding	—	22,378		22,378
Basic and diluted net (loss) per share of Class A common stock outstanding	—	—		$(1.03	)(c)

(a)	Reflects the net reduction in interest expense and related amortization of deferred financing fees and original issuance discount of $27.6 million as a result of the $290.7 million redemption of the outstanding senior notes. There will be a one-time charge of approximately $23.0 million to write off of deferred financing fees, the original issue discount and the expected fees associated with the senior notes redemption.
(b)	Reflects an adjustment to record the 69.4% noncontrolling interests, that partners of Summit Holdings (other than Summit Materials, Inc.) own in Summit Holdings relating to their 50,733,049 LP Units. After this offering, 22,378,261 shares of Class A common stock will be outstanding and 50,733,049 LP Units will be held by limited partners of Summit Holdings (excluding Summit Materials, Inc.).
(c)	Reflects net loss attributable to common stockholders divided by weighted average Class A common stock outstanding. The stock options we expect to grant at the time of this offering and unvested LP Units would have an antidilutive effect on net loss attributable to Class A common stock and therefore basic and diluted net loss per share attributable to Class A common stock are the same.

(d)	Following the Offering Transactions described in “Organizational Structure—Offering Transactions,” Summit Materials, Inc. will be subject to U.S. federal income taxes, in addition to state and local taxes with respect to its allocable share of any taxable income of Summit Holdings. However, given cumulative losses in recent years, we expect to record a valuation allowance on net deferred tax assets. Accordingly, we have not recorded any tax impact in the pro forma statement of operations upon becoming subject to income taxes, and we have not recorded any incremental tax impacts related to the tax impact of other pro forma adjustments.
(e)	In connection with the formation of Summit Holdings, Summit Holdings entered into a transaction and management fee agreement with Blackstone Management Partners L.L.C. to provide monitoring, advisory and consulting services. There is a one-time termination charge of approximately $13.7 million that has not been reflected in this statement as it is not a recurring expense.